

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

June 22, 2010

Avi S. Katz
President and Chief Executive Officer
GigOptix, Inc.
2300 Geng Road, Suite 250
Palo Alto, CA 94304

> **Re:    GigOptix, Inc.**
> **Registration Statement on Form S-1**
> **Amended June 14, 2010**
> **File No. 333-164740**

Dear Mr. Katz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Fee Table

1.    Prior to requesting effectiveness, please revise the registration statement to disclose how many common shares underlie each warrant share.  Please refer to Rule 430A of the Securities Act and Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Description of Warrants, page 61

2.    Please revise to disclose how the "cashless" exercise price is calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Kevin Kuhar at (202) 551-3662 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3614 with any other questions.

Sincerely,


Daniel Morris
Special Counsel

cc (via fax):    Jeffrey C. Selman, Esq.— Nixon Peabody LLP